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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)(1)



                              CENTRAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   152418 10 9
                         -------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        /X/     Rule 13d-1(b)

        /X/     Rule 13d-1(c)

        /_/     Rule 13d-1(d)

-----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                Page 1 of 8 pages


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CUSIP NO. 152418 10 9                   13G/A                 PAGE 2 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           Central Co-operative Bank Employee Stock Ownership Plan Trust

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           01-0684370
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                     (a) /_/

                                                                     (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Massachusetts

--------------------------------------------------------------------------------

                          5      SOLE VOTING POWER              173,896
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER            138,634
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER         173,896
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER       138,634

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           312,530
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           19.76%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           EP
--------------------------------------------------------------------------------

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CUSIP NO. 152418 10 9                   13G/A                 PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           Gregory W. Boulos

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                     (a) /_/

                                                                     (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

--------------------------------------------------------------------------------

                          5      SOLE VOTING POWER             3,339
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER         138,634
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER        3,339
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER    138,634

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             142,033
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.94%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------


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CUSIP NO. 152418 10 9                   13G/A                 PAGE 4 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           Paul E. Bulman

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                       (a) /_/

                                                                       (b) /X/

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

--------------------------------------------------------------------------------

                          5      SOLE VOTING POWER                911
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER          138,634
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER           911
         PERSON
          WITH            ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER     138,634

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             139,545
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           /_/
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.78%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------


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                                                               PAGE 5 OF 8 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a).        NAME OF ISSUER.

         Central Bancorp, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         399 Highland Avenue
         Somerville, Massachusetts  02144

ITEM 2(a).        NAME OF PERSON(S) FILING.

         Central Co-operative Bank Employee Stock Ownership Plan Trust ("ESOP"), and the following individuals who presently serve as trustees of the ESOP:
Gregory W. Boulos and Paul E. Bulman.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         ESOP:  Same as 1(b).

         Gregory W. Boulos:         620 Shore Road
                                    Cape Elizabeth, ME  04107

         Paul E. Bulman:            19 Pratt Road
                                    Scituate, MA  02066

ITEM 2(c).        CITIZENSHIP.

         See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

         Common Stock, par value $1.00 per share.

ITEM 2(e).        CUSIP NUMBER.

         152418 10 9


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                                                              PAGE 6 OF  8 PAGES
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ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B)
                OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (f)    /X/  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         Items  (a),  (b),  (c),  (d),  (e),  (g),  (h),  (i),  and  (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee and a former trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c). Exhibit A contains a description of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 4.         OWNERSHIP.

         (a)    AMOUNT BENEFICIALLY OWNED:  See Row 9 of the second part of the
                -------------------------
         cover page  provided  for each  reporting person.

         (b)    PERCENT OF CLASS:  See Row 11 of the second part of the cover
                ----------------
                page provided for each reporting person.

         (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:  See Rows 5, 6, 7,
                --------------------------------------------
                and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /_/

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.


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                                                              PAGE 7 OF 8 PAGES
                                                              ------------------

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               PAGE 8 OF 8 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL CO-OPERATIVE BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Gregory W. Boulos                                          February 11, 2005
-----------------------------                                  Date
Gregory W. Boulos, as Trustee


/s/ Paul E. Bulman                                             February 11, 2005
----------------------------                                   Date
Paul E. Bulman, as Trustee


/s/ Gregory W. Boulos                                          February 11, 2005
-----------------------------------------------                Date
Gregory W. Boulos, as an Individual Stockholder


/s/ Paul E. Bulman                                             February 11, 2005
-----------------------------------------------                Date
Paul E. Bulman, as an Individual Stockholder





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                                                                       EXHIBIT A

                       IDENTIFICATION OF MEMBERS OF GROUP


         The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment discretion as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.